Jim Dennedy

From:	John Spiegel
Sent:	Sunday, September 20, 2009 11:04 AM
To:	Jim Dennedy
Subject:	RE: follow up

Jim - The Board seriously considered your recommendations. Due to the material nature of them and disclosure rules, I do not think I can say more at this time. - John

From: Jim Dennedy
Sent: Thursday, September 17, 2009 4:33 PM
To: John Spiegel
Cc: Richard Rofe
Subject: follow up

John,

We received a kind, but short note from John Sedor in response to our letter earlier this month. We anticipated receiving a response from the company shortly after it planned board meeting this month. Can you confirm that we remain on track. We remain concerned about the pursuit of Nasulin in terms of the clinical and regulatory risk. In addition, the company is taking a big bet with its continued spend in the face of weak clinical results and relatively short term remaining under the patent life. Please advise when you think the board will be in a position to continue our dialog. I look forward to a time when we can speak again.

Respectfully,

Jim Dennedy
+1.513.293.1827 (m)